Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 •
www.denisonmines.com

PRESS RELEASE

DENISON MINES COMPLETES
CAD$15,000,000 BOUGHT DEAL OFFERING

Toronto, ON – May 26, 2015. Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) is pleased to announce that it has completed its previously announced private placement offering (the "Offering") of common shares (the "Flow-Through Shares") issued on a "flow-through" basis pursuant to the Income Tax Act (Canada).

At closing today, 12,000,000 Flow-Through Shares were issued through a syndicate of underwriters at a price of CAD$1.25 per Flow-Through Share, for aggregate gross proceeds to Denison of CAD$15,000,000. The Flow-Through Shares are subject to a four-month hold period which will expire on September 27, 2015.

The Company intends to use the proceeds of the Offering to incur eligible "Canadian exploration expenses" (within the meaning of the Income Tax Act (Canada)) relating to the Company's Canadian uranium mining exploration projects. The Company has agreed to renounce such Canadian exploration expenses with an effective date no later than December 31, 2015.

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Mali, Namibia and Mongolia. Including its 60% owned Wheeler project, which hosts the high grade Phoenix uranium deposit, Denison's exploration project portfolio consists of numerous projects covering over 400,000 hectares in the eastern Athabasca Basin region of Saskatchewan. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture in Mongolia.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

Cautionary Statement Regarding Forward-looking Statements

Certain information contained in this press release constitutes "forward-looking statements" and "forward-looking information", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison (collectively referred to as "forward-looking statements"). Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "is expected", "will", "intends", or variations of such words and phrases. In particular, this press release contains forward-looking information pertaining to the Company's intended use of proceeds and renunciation of Canadian exploration expenses, and the hold period applicable to the Flow-Through Shares.

The forward-looking statements contained in this press release are based on certain assumptions and estimates of management as of the date hereof. Such assumptions and estimates include, among other things, those assumptions and estimates inherent in such forward-looking statements as well as assumptions and estimates respecting: the timely receipt of all regulatory and third party approvals for the Offering, including those of the Toronto Stock Exchange and the NYSE MKT LLC; that Denison will continue to conduct its business and operational activities in a manner consistent with its current business and operations plans; and current and future industry and market conditions, including with respect to commodity prices and currency, exchange and interest rate fluctuations.

Denison believes that the assumptions and expectations reflected in this forward-looking information are reasonable but no assurance can be given that these assumptions and expectations will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. These risks, uncertainties and factors include, among other things: the Company may be unable to obtain all necessary third-party and regulatory approvals within the timeline and terms anticipated which may result in a delay or termination of the Offering or in the closing of the Offering on terms not currently anticipated by Denison; and the risks, uncertainties and factors discussed under the heading "Risk Factors" in Denison's Annual Information Form dated March 5, 2015 available at www.sedar.com http://www.sedar.com/, and in its Form 40-F available at www.sec.gov/edgar.shtml http://www.sec.gov/edgar.shtml.

The forward-looking statements contained in this press release speak only as of the date of this press release and readers should not place undue reliance on such forward-looking statements. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking statements after the date of this press release to conform such statements to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Denison Mines Corp.
David Cates
President and Chief Executive Officer
(416) 979-1991 ext 362

Denison Mines Corp.
Sophia Shane
Investor Relations
(604) 689-7842

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein in the United States. The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or resold in the United States.